MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 25, 2006.

OVERVIEW

Response Biomedical Corporation (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product market segment were as follows:

Clinical revenue for the three-month period ended March 31, 2006 increased 198% to $167,274 compared to $56,211 in 2005.

Biodefense revenue for the three-month period ended March 31, 2006, decreased 52% to $299,767 compared to $620,943 in 2005.

Vector products (West Nile Virus) revenue for the three-month period ended March 31, 2006 increased 83% to $205,555 compared to $112,369 in 2005.

Contract service fees and revenue from collaborative research agreements for the three-month period ended March 31, 2006 increased 800% to $65,589 compared to $7,294 in 2005.

As at March 31, 2006, the Company had bank indebtedness of $nil (December 31, 2005 – $1,070,514). The Company’s line of credit established with the Toronto Dominion Bank was repaid and terminated following the closing of a $12,000,000 private placement on March 30,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2006. At March 31, 2006, the Company had a working capital balance of $6,748,739 (December 31, 2005 – negative working capital of $2,905,552).

Operational milestones during the three months ended March 31, 2006 included:

  In January 2006, the Company confirmed that initial evaluations performed by independent public health organizations demonstrated that the Company's rapid Ramp Flu A Test had significantly greater sensitivity than existing point-of-care diagnostic products. The Company announced its plans to initiate multicentre clinical trials of its Ramp Flu A and Flu B tests during the current influenza season.

  On March 30, 2006, the Company closed private placement financings for total gross proceeds of $12,000,000. With the closing of the financings, five new Board members were appointed to replace existing board members.

  Further collaborative research and development milestones were achieved with Shionogi & Co., Ltd. and General Dynamics Canada Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management’s estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP for deferral and amortization.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 8 to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs which may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

RESULTS OF OPERATIONS
For the three-month period ended March 31, 2006 and 2005.

Revenue and Cost of Sales

Revenues from product sales for the three-month period ended March 31, 2006 were $672,596 compared to $789,523 for the same period in 2005, a decrease of 15%.

Biodefense product sales for the three-month period ended March 31, 2006 decreased 52% to $299,767 compared to $620,943 for the same period in 2005. We believe the decrease in biodefense product sales was primarily due to a shift in U.S. focus and resources from biodefense

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

toward other Department of Homeland Security initiatives, including hurricane relief. At this time, it is unknown how long this effect will continue.

Clinical cardiac product sales for the three-month period ended March 31, 2006 increased 198% to $167,274 compared to $56,211 for the same period in 2005 due to new RAMP cardiac system sales internationally, the shipment of initial systems to U.S. distributors as well as recurring test sales to our growing customer base.

Sales of the Company’s West Nile Virus products for the three-month period ended March 31, 2006 increased 83% to $205,555 compared to $112,369 for the same period in 2005 due to recurring product sales from our growing customer base as well as customers ordering earlier in the season based on expected needs versus the same period last year.

Revenues from contract service fees and collaborative research arrangements for the three-month period ended March 31, 2006 were $65,589 compared to $7,294 for the same period in 2005, an increased of 800%. This increase was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Cost of sales for the three-month period ended March 31, 2006 was $409,325 compared to $396,164 in 2005, an increase of 3%. Cost of sales includes direct manufacturing labour and materials costs and allocated overhead.

Gross margin for the three-month period ended March 31, 2006 decreased to 45% compared to 50% for the same period in 2005 due to reduced sales, both in absolute and relative terms, of biodefense products which generate higher per unit profits as well as higher rent and facility costs, following the Company’s move to a larger facility in October 2005. Going forward, the Company expects quarter-to-quarter variation in gross margin based on product mix however, expects gross margin to trend upward as it benefits from improved economies of scale and further process improvements as it scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the three-month period ended March 31, 2006 increased to $1,161,151 from $718,152, an increase of 62%. The increase reflects higher payroll and material costs to support increased product development activity on projects including tests for BNP, NT-Pro BNP, influenza A and B and Staph A ($158,000); NT-proBNP license fees ($246,000) and increased facility costs ($62,000).

Marketing and business development expenses for the three-month period ended March 31, 2006 decreased 38% to $479,891 compared to $752,699 for the same period in 2005. The decrease in 2006 was primarily due to lower payroll and benefit costs ($176,000) and reduced travel costs ($43,000), related to re-deploying and reducing the Company’s direct clinical sales resources to instead support of a complete network of distributors in the United States for its cardiac products.

General and administrative expenses for the three-month period ended March 31, 2006 increased to $750,162 compared to $495,823 for the same period in 2005, an increase of 51%. This increase is primarily the result of strategic consulting services ($67,000) incurred as part the restructuring of its board, increased facility costs ($54,000) and increased stock based compensation expense ($121,000) which includes expense related to shares and options issued as part of the reorganization of the Company’s board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income/Expenses

For the three-month period ended March 31, 2006, amortization of financing costs and interest expense were $136,888 compared to $18,074 for the same period in 2005. Amortization of deferred financing costs for the three-month period ended March 31, 2006 were $37,544 (2005 - $17,970). These costs mainly relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement. For the three-month period ended March 31, 2006, the Company incurred $14,190 (2005 - $104) in interest expense on the use of the line of credit facility and other miscellaneous interest charges and $85,154 (2005 - $Nil) in paid and accreted interest related to convertible debentures.

During the three-month period ended March 31, 2006, the Company earned interest income of $956 (2005 - $8,302) relating to funds on deposit.

Loss

For the three-month period ended March 31, 2006, the Company reported a loss of $2,191,405 or $0.03 per share compared to a loss of $1,577,008 or $0.02 per share in 2005. The increase in loss is primarily due to increased research and development expenditures for new research and development projects, license fees for rights to develop a RAMP NT-proBNP Test and an increase facility costs.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended March 31, 2006.

	2006	2005	2005	2005	2005	2004	2004	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$

Total Revenue	738,185	1,043,215	719,729	929,919	796,817	456,493	657,753	753,499

Loss	(2,191,405)	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)
Loss per Share –
Basic and Diluted	($0.03)	($0.04)	($0.03)	($0.03)	($0.02)	($0.03)	($0.02)	($0.02)

Total Assets	10,164,602	2,253,939	2,049,527	2,733,627	3,297,073	4,544,784	2,212,921	1,690,666

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

  Generally increasing market acceptance of the Company’s products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005 with periodic variability caused by the following:
  Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters;
  The timing of achievement of services contract milestones and corresponding revenue recognition;
  The shift of focus and resources in late 2005 by the U.S. government, toward hurricane relief and away from biodefense initiatives; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The timing of biodefense product orders, and the timing of cardiac product orders from its distributor in China.

The increased losses reported are primarily the result of increasing marketing and business development expenditures, increased research and development expenditures for new product development and to improve current products, and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of March 31, 2006 the Company has raised approximately $47.4 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as of March 31, 2006 was $6,748,739, an increase of $9,654,291 from negative working capital of $2,905,552 as of December 31, 2005. For the three-month period ended March 31, 2006, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and contract and collaborative research services to fund its expenditures, significantly improving its working capital position with the closing of financings for net proceeds of $10,989,680 on March 30, 2006.

For the three-month period ended March 31, 2006, the Company incurred a loss of $2,191,405 versus a loss of $1,577,008 for the same period in 2005. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and possibly debt financing.

As at March 31, 2006, the Company had 19,144,372 warrants outstanding at exercise prices between $0.50 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $13.9 million. The Company also had 10,080,250 stock options outstanding of which 6,926,565 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.0 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows the Company to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. If the Company cannot protect its technology, companies with greater resources than the Company may be able to use their technology to make products that directly compete with the Company’s. Additionally, third parties claiming that the Company infringes on their proprietary rights may be able to prevent the Company from marketing its products or force the Company to enter into license agreements to do so. Both situations may negatively impact the Company’s ability to generate revenues, cash flows and earnings. The Company will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2006, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License FeesFacility Sublease	2,291,210	1,351,585	905,625	21,000	13,000
Convertible debentures principal	1,474,752	732,000	1,474,752
Convertible debentures interest	284,643	110,530	174,113

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2006 there were 92,726,616 common shares issued and outstanding, 10,080,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.58 per share, 1,167,800 common shares reserved for future grant or issuance under the Company’s stock option plan; 19,144,372 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.73 per share and 3,502,377 common shares issuable upon the conversion of debentures at an average conversion price of $0.42 per share.

TRANSACTIONS WITH RELATED PARTIES

The Company has various agreements with Directors and former Directors which are described in Note 11 of its audited consolidated financial statements for the year ended December 31, 2005.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable and accounts payable, the carrying amounts approximate fair values due to their short term nature.

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the year ended December 31, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.